Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 22
DATED JUNE 10, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 22 to you in order to supplement our prospectus. This supplement updates information in the "Management", "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 22 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 21 dated June 2, 2005, Supplement No. 20 dated May 25, 2005, Supplement No. 19 dated May 18, 2005, Supplement No. 18 dated May 6, 2005, Supplement No. 17 dated April 22, 2005, Supplement No. 16 dated April 18, 2005, Supplement No. 15 dated April 5, 2005, Supplement No. 14 dated March 28, 2005 and Supplement No. 13 dated March 18, 2005, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and March 18, 2005), and must be read in conjunction with our prospectus.

Management

Our Directors and Executive Officers

Effective June 7, 2005, the following table sets forth information with respect to our directors and executive officers:
Name	Age	Position and office with us

Robert D. Parks	61	Chairman of the board and affiliated director
Brenda G. Gujral	62	Chief executive officer and affiliated director
Roberta S. Matlin	60	Vice president - administration
Scott W. Wilton	44	Secretary
Steven P. Grimes	38	Treasurer and principal financial officer
Lori J. Foust	40	Principal accounting officer
Frank A. Catalano, Jr.	43	Independent director
Kenneth H. Beard	65	Independent director
Paul R. Gauvreau	65	Independent director
Gerald M. Gorski	62	Independent director
Barbara A. Murphy	67	Independent director

*As of January 1, 2005

Mr. Robert Parks, our former Chief Executive Officer, will continue to be actively involved in our company, serving as our non-executive Chairman of the Board and as an affiliated director.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since June 2, 2005, the date of our last supplement, Supplement No. 21. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on these properties that do not currently have financing at a later date.

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 06/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Galvez Shopping Center 6228 Broadway St. Galveston, TX (1)	2004	05/07/05	8,125,000	30,197	100	8	Pier 1 Imports Mattress Firm

Beachway Plaza 75th Street West and Manatee Avenue Bradenton, FL (2)	1984/2004	05/08/05	17,000,000	120,990	95	19	Publix Beall's Staples

Southwest Crossing Fort Worth, TX	1999	05/08/05	24,900,000	113,528	99	15	CompUSA Cavender's

The Shops at 5 Exit 5 and Route 3 Plymouth, MA (3)	2005	05/08/05	81,500,000	469,869	89	21	BJ's Wholesale Kohl's T.J. Maxx
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)

The initial closing will be for 25,660 gross leasable square feet and the physical occupancy represents the current occupancy of the entire shopping center as if we purchased it completely. The remaining 4,537 gross leasable square feet is expected to close at a later date when tenants have signed their lease, occupies their space and their respective leases have commenced.

(2)	On June 8, 2005, we obtained financing in the amount of $10,235,450. The loan requires interest only payments at an annual rate of 4.96% and matures July 2010.

(3)

The initial closing will be for 421,419 gross leasable square feet and the physical occupancy represents the current occupancy of the entire shopping center as if we purchased it completely. The remaining 48,450 gross leasable square feet is expected to close at a later date when tenants have signed their lease, occupies their space and their respective leases have commenced.

Potential Property Acquisitions

We are currently considering acquiring the property listed below. Our decision to acquire this property will generally depend upon:

  no material adverse change occurring relating to the underlying property, the tenant or in the local economic conditions;
  our receipts of sufficient net proceeds from our offering and financing proceeds to make this acquisition; and
  our receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these underlying property. We cannot guarantee that we will complete this acquisition.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for this property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that this property is well located, have acceptable roadway access, is well maintained and have been professionally managed. This property will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire this property.

	Year	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 06/01/05	No. of
Property	Built	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants**

PETsMART Distribution Center Champlain Street & East Dayton Road Ottawa, IL.	2004 & 2005	40,223,000	1,003,350	100	1	PETsMART

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offering as of June 8, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	81,080,367	810,803,668	83,282,433	727,521,235

Shares sold pursuant to our distribution reinvestment program	7,748,874	73,614,300	-	73,614,300

Shares repurchased pursuant to our share repurchase program	(301,908)	(2,792,650)	-	(2,792,650)

	338,527,333	3,381,545,332	345,362,248	3,036,183,084

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.